SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         SCHEDULE TO-I/A (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                PARIS CORPORATION
                       (Name of Subject Company (Issuer))

                               DOMINIC P. TOSCANI
                                GERARD M. TOSCANI
                                PARIS CORPORATION
                       (Name of Filing Persons (Offeror))

                    COMMON STOCK, PAR VALUE $0.004 PER SHARE
                         (Title of Class of Securities)

                               __________________
                      (CUSIP Number of Class of Securities)

                             DOMINIC P. TOSCANI, SR.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                  122 KISSEL ROAD, BURLINGTON, NEW JERSEY 08016
                                 (609) 387-7300
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notice and Communications on Behalf of Filing Persons)

                                    COPY TO:

                                STEPHEN A. SALVO
                        SALVO, RUSSELL, FICHTER & LANDAU
                             510 TOWNSHIP LINE ROAD
                                    SUITE 150
                          BLUE BELL, PENNSYLVANIA 19422
                            TELEPHONE: (215) 653-0110


                                  MARCH 5, 2002

                            CALCULATION OF FILING FEE

                TRANSACTION  VALUATION*     AMOUNT  OF  FILING  FEE

                      $15,313,536                  $3,063
                      -----------                  ------

* For purposes of calculating the amount of filing fee only. The amount assumes the purchase of 3,403,008 shares of common stock, par value $0.004 per share (the "Shares"), of Paris Corporation (the "Company"), at a price per share of $4.50. Such number of shares represents all the Shares outstanding as of December 31, 2001 (other than 150,527 shares beneficially held by Gerard M. Toscani), plus 162,300 shares issuable upon exercise of outstanding options to purchase Shares.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount  Previously  Paid:     $3,063     Form  or  Registration No.:     SC

     Filing  Party:     Paris  Corporation     Date  Filed:     January 31, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]     third-party  tender  offer  subject  to  Rule  14d-1.

     [X]     issuer  tender-offer  subject  to  Rule  13e-4.

     [X]     going  private  transaction  subject  to  Rule  13e-3.

     [ ]     amendment  to  Schedule  13D  under  Rule  13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed January 31, 2002 (the "Schedule TO") relating to the offer by Paris Corporation, a Pennsylvania corporation, (the "Company") to purchase any and all outstanding shares of common stock, par value $0.004 per share (the "Shares"), of the Company at a purchase price of $4.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 31, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 13 of this Schedule TO, except as noted below.

ITEMS  1-9  AND  13

Items 1 through 9 and 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

(1) The answer to the first Q&A on page 2 of the Summary Term Sheet has been revised to read as follows:

A: You have until 12:00 Midnight, New York City time, on the expiration date of March 15, 2002 to tender your shares. We will purchase properly tendered and not withdrawn shares promptly following the expiration date if the conditions to our offer are met. If the conditions to our offer are not met on the expiration date, we may extend the offer. See "The Tender Offer -- Terms of the Offer; Expiration Date."

(2) The first sentence of the second Q&A on page 3 of the Summary Term Sheet has been revised to read as follows:

"The members of the Board of Directors unanimously concluded that the offer is advisable and that the terms of the offer are fair to, and in the best interest of, our company and its shareholders that are unaffiliated with Paris Corporation, Gerard Toscani or Dominic Toscani."

(3) The answer to the second Q&A on page 1 of the Summary Term Sheet has been revised to read as follows:

"A: We are making the offer to purchase all the outstanding shares of common stock of Paris Corporation. Although the offer is being made to all holders of Common Stock, Dominic P. Toscani, President and Chief Executive Officer of Paris Corporation, who holds or controls approximately 44.9% of the outstanding Common Stock, and Gerard M. Toscani, Senior Vice President of Paris Corporation, who holds approximately 4.8% of the outstanding Common Stock, have indicated that they will not tender their shares in the offer. Dominic P. Toscani is the father of Gerard M. Toscani. See "The Tender Offer -- Terms of the Offer; Expiration Date."

(4)  The  third  paragraph  on  page  8  has  been  revised  to read as follows:

"Management of Paris Corporation also considered the sale of the company or its principal operating units. Wharton Valuation Associates, Inc. was engaged by Paris Corporation on October 13, 2000 to analyze the value of the company's business units for that purpose. Wharton reviewed publicly available business and financial information and Paris Corporation provided Wharton with draft financial results and forecasts. Representatives of Paris Corporation also met with business brokers and solicited interest in the company. It was determined that the fees charged by brokers would significantly reduce the value which Paris Corporation would receive in a brokered transaction, and the company was unable to generate an offer in its independent solicitations."

(5) The following paragraph has been added after the fifth full paragraph on page 8:

"Although Wharton's fairness opinion is dated November 27, 2001 and the Board of Directors approved the Offer on December 4, 2001, this offering was not commenced until January 31, 2002. The management of Paris Corporation was involved in discussions with prospective lenders throughout December 2001 and January 2002, and had hoped to conclude negotiations prior to the commencement of the offering. As of this date, Paris Corporation has not received a commitment for a loan."

(6) The following sentences are added to the end of the fourth paragraph on page 8:

"In early November 2001, management of Paris Corporation contacted and advised Wharton of the proposed tender offer. Wharton was asked to complete its valuation work and prepare a fairness opinion. Various discussions were held between Wharton and representatives of Paris Corporation during the ensuing weeks, and Wharton's fairness opinion was transmitted to the Board on December 4, 2001."

(7) The third sentence of the first paragraph of section 3 on page 10 has been amended to read as follows:

"The Board determined that the Offer is fair to, and in the best interests of, the Company's unaffiliated stockholders, and recommended that the unaffiliated stockholders accept the offer."

(8) Subparagraphs (a), (c), (d), (e), (f) and (h) on pages 10 and 11 have been revised.

Subparagraph  (a)  on  page  10  has  been  amended  to  read  as  follows:

"the historical market prices and trading activity of the Shares from 1999 through December 2001, which reflected a low of $1.75 per share, a high of $3.60 per share and average quarterly prices that ranged from approximately $2.00 per share to $3.50 per share. During the past 12 months, daily volumes averaged 1,400 shares The Board viewed these periods as relevant because they included the Company's recovery after operating losses in 1996, 1997 and 1998, and reflected the absence of any analyst reporting. In all cases, the historical and current market prices were materially below the Purchase Price;"

Subparagraph  (c)  on  page  10  has  been  amended  to  read  as  follows:

"the market price for the Shares as compared to the performance of the Company, which has not materially risen in the last two years although the Company has recovered from operating losses in 1996, 1997 and 1998;"

Subparagraph  (d)  on  page  10  has  been  amended  to  read  as  follows:

"the small stockholder base of the Company, as indicated by its approximately 122 stockholders of record, which the Board believes reflects a continuing lack of interest in the Company's stock;"

Subparagraph  (e)  on  page  10  has  been  amended  to  read  as  follows:

"the fact that the Company could terminate the registration of the Shares under the Exchange Act without initiating the Offer, because of the number of current record holders of the Shares. The Board believed that the Offer, including any and all shares, was a preferred alternative to the termination of the registration of the Shares such termination would adversely affect the information available to stockholders at that time;"

Subparagraph  (f)  on  page  10  has  been  amended  to  read  as  follows:

"the nature of the Company's business and the industry in which the Company operates, including various uncertainties associated with current and potential future industry and market conditions, which the Board believed would continue to have an adverse effect on the market price of the Shares;"

Subparagraph  (h)  on  page  11  has  been  amended  to  read  as  follows:

"the fact that the Company has paid only two cash dividends in the past ten years to its stockholders, and the expectation that no such cash dividends are expected to be paid in the foreseeable future. Stockholders would therefore have to look entirely to the market price of the Shares for their investment return."

(9)  The  second  full paragraph on page 11 has been amended to read as follows:

"In addition to the factors listed above, the Board considered the fact that consummation of the Offer would eliminate the opportunity of the unaffiliated stockholders to participate in any potential future growth in the value of the Company, but determined that this loss of opportunity was ameliorated in part by the Purchase Price of $4.50 net per Share to be paid in the Offer. See "Special Factors -- Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer."

(10)  The  third  paragraph  on  page  11  has  been revised to read as follows:

"In connection with its deliberations, the Board noted that the book value of $4.87 per share on September 30, 2001 exceeded the Purchase Price of $4.50 per share by $0.37 per share, or approximately 8.2% of the Purchase Price. $4.87 per share is a book value based upon basic shares outstanding, i.e., it equals book value as of September 30, 2001 of $15,925,731 divided by 3,270,170 basic shares. The offer to purchase, however, is based upon fully diluted shares outstanding, which includes shares issuable upon exercise of outstanding options to purchase shares. Fully diluted shares outstanding are 3,553,535. Using the fully diluted shares, $4.48 was the fully diluted adjusted book value as of September 30, 2001. The Board concluded that the Purchase Price of $4.50 per share was fair to unaffiliated shareholders based upon the fully diluted adjusted book value. In addition the Board considered the Company's liquidation value. Based on appraisals and other estimates prepared by the Company, the Board concluded that the liquidation value of the Company would be less than the Purchase Price. The Board also considered the Company's going concern value and determined that the Purchase Price was fair to the stockholders unaffiliated with Dominic Toscani and Gerard Toscani based upon the analysis of comparable public companies by Wharton."

(11) The following paragraphs have been added after the third full paragraph on page 11:

"The Board of Directors, including Dominic Toscani and Gerard Toscani, believe that the Purchase Price is fair to unaffiliated stockholders for the reasons set forth above and because of the inability of the Company to find a buyer for the Company.

The Board considered various factors in determining the procedural fairness of the Offer. None of the members of the Board who voted on the Offer were employees of the Company or had any such employment history. In addition, after the initiation of the Offer, the Board could still consider proposals superior to the Offer. Although the Offer is not being submitted to a vote of the shareholders and the Board did not retain a specific representative to act on behalf of the unaffiliated shareholders in negotiations with Dominic Toscani and Gerard Toscani, it did not believe that these were necessary in view of the additional time that would be required, the experience of the members of the Board and the effectiveness of the other procedures described above. In addition, Dr. Frank Mattei, who owns approximately 31.4% of the outstanding Common Stock, and his counsel were involved in direct negotiations of the Purchase Price with Gerard Toscani."

(12)  The  last  sentence  of  "Special  Factors-Opinion  of  Wharton  Valuation
Associates"  on  page  16  is  amended  to  read  as  follows:

"Wharton transmitted the results of these analyses to the Board on December 4, 2001 and has permitted Paris Corporation to disclose its fairness opinion in this offer."

(13) The seventh, eighth and ninth paragraphs of the section entitled "The Tender Offer" on page 21 are hereby deleted in their entirety.

(14) Section 8 appearing on page 29 is hereby amended to read in full as follows:

The total amount of funds required by the Company to consummate the Offer (and to pay related fees and expenses estimated to be approximately $128,000.00, as described in the section of this Offer entitled "Special Factors-7. Fees and Expenses") assuming that all Shares not owned or controlled by Dominic Toscani and Gerard Toscani are validly tendered and not withdrawn, is approximately
$8,585,000.  The  Company  will  finance  the  Offer  using  available  cash.

(15) The following sentence is added to the last paragraph of the section of the Offer entitled "The Tender Offer-11. Certain Conditions of the Offer" on page 32:

"Notwithstanding the foregoing, all conditions to the offer, other than those dependent upon the receipt of necessary governmental approvals, must be asserted, satisfied or waived before the expiration of the offer."

ITEM  10.  FINANCIAL  INFORMATION.

The information set forth under "The Tender Offer -- Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference. In addition, the Company's audited financial statements as of September 30, 2001 and September 30, 2000, are included in the Company's Annual Report on Form 10-K for the year ended September 30, 2001, which is incorporated herein by reference. Also, the Company's unaudited financial statements for the three month period ended December 31, 2000 and December 31, 2001, are included in the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2001, which is incorporated herein by reference.

ITEM  12.  EXHIBITS.

(a)(1)  Offer  to  Purchase*.

(a)(2)  Letter  of  Transmittal.*

(a)(3)  Notice  of  Guaranteed  Delivery.*

(a)(4)  Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees. *

(a)(5) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(6)  Letter  to  Shareholders  from  the  Company.*

(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(8) Text of Press Release dated January 10, 2002 issued by the Company (incorporated by reference to the Company's Tender Offer Statement on Schedule TO filed on January 10, 2002).

(a)(9) Text of Press Release dated March 5, 2002 issued by the Company (incorporated by reference to Amendment No. 1 to the Company's Tender Offer Statement on Schedule TO-I/A filed on March 4, 2002).

(c) Opinion of Wharton Valuation Associates, Inc., dated November 27, 2001 (Included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)
(1)).*

(d) Employment Agreement dated November 8, 2001 between Dominic P. Toscani and Paris Corporation.*

(f) Section 1930 and Subchapter D of the Pennsylvania Business Corporation Law (Included as Schedule II to the Offer to Purchase filed herewith as Exhibit
(a)(1)).*

(g)     None.

(h)     None.

*  Previously  filed  by  the  Company on Schedule TO-I, dated January 31, 2002.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March  5,  2002

                                PARIS CORPORATION

                                By     /s/  Dominic  P.  Toscani,  Sr.
                                       -------------------------------
                                       Name:  Dominic  P.  Toscani,  Sr.
                                       Title: President  and
                                              Chief  Executive  Officer


                                By     /s/  Gerard  M.  Toscani
                                       --------------------------------
                                       Name:  Gerard  M.  Toscani
                                       Title: Senior  Vice  President

                                  EXHIBIT INDEX

EXHIBIT
NUMBER     EXHIBIT  NAME
           -------------

ITEM  12.  EXHIBITS.

(a)(1)  Offer  to  Purchase*.

(a)(2)  Letter  of  Transmittal.*

(a)(3)  Notice  of  Guaranteed  Delivery.*

(a)(4)  Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees. *

(a)(5) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(6)  Letter  to  Shareholders  from  the  Company.*

(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(8) Text of Press Release dated January 10, 2002 issued by the Company (incorporated by reference to the Company's Tender Offer Statement on Schedule TO filed on January 10, 2002).

(a)(9) Text of Press Release dated March 5, 2002 issued by the Company (incorporated by reference to Amendment No. 1 to the Company's Tender Offer Statement on Schedule TO-I/A filed on March 4, 2002).

(c) Opinion of Wharton Valuation Associates, Inc., dated November 27, 2001 (Included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)
(1)).*

(d) Employment Agreement dated November 8, 2001 between Dominic P. Toscani and Paris Corporation.*

(f) Section 1930 and Subchapter D of the Pennsylvania Business Corporation Law (Included as Schedule II to the Offer to Purchase filed herewith as Exhibit
(a)(1)).*

(g)     None.

(h)     None.

*  Previously  filed  by  the  Company on Schedule TO-I, dated January 31, 2002.